SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A8 (Amendment No. 8)
and Schedule 13D
Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

020910105

(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria S.pA.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,831,434
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 13,831,434
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,831,434
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006 plus 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below), 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmaceutica L.d.a.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 12,600,665
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 12,600,665
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,600,665
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006 plus 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 16,243,353
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 16,243,353
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,243,353
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.4% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006 plus 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below), 256,147 shares of Common Stock issued upon exercise of the Defiante March 2006 Warrant (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Claudio Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 15,392,968
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 15,392,968
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,392,968
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.6% (based 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006 plus, 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below), 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Chaumiere-Consultadoria & Servicos SDC Unipessoal LDA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 2,411,919
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 2,411,919
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,919
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (based 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006 plus 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant (as defined below) plus 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

Item 1	.Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 7 by Sigma-Tau Finanziaria S.p.A., an Italian corporation (“Sigma Tau”), Defiante Farmaceutica, L.d.a., a Portuguese corporation (“Defiante”), Paolo Cavazza, an Italian citizen, and Claudio Cavazza, an Italian citizen (together with Paolo Cavazza, Defiante and Sigma Tau, the “Reporting Parties”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, and Amendment No. 6 filed with the SEC on March 16, 2006 (the “Schedule 13D”) with respect to the Common Stock, $0.01 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 630, Bethesda, Maryland 20814. Chaumiere-Consultadoria & Servicos SDC Unipessoal LDA (“Chaumiere”) by joining this filing is making its initial Schedule 13D filing.

Item 2	.Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Claudio Cavazza, Sigma Tau, Defiante and Chaumiere. Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A. Claudio Cavazza directly and indirectly owns 57% of Sigma Tau. Paolo Cavazza directly and indirectly owns 38% of Sigma Tau. Chaumiere is an indirect wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”). Aptafin is owned by Paolo Cavazza and members of his family.

The business address of Sigma Tau is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

The business address of Defiante is Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082. Defiante is a commercial pharmaceutical company.

The business address of Chaumiere is 77-6°F Avenida Arringa Edificio Forum P-9000 FUNCHAL Madeira (Portugal). Chaumiere is an investment company.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Claudio Cavazza and Paolo Cavazza, controlling, Sigma Tau, Defiante and Chaumiere are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	.Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of Common Stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant (“Warrant A”) to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant (“Warrant B” and, collectively with Warrant A, the “2003 Warrants”) to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below). The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the “Next Private Placement”) or (b) December 11, 2003, and ending on December 11, 2004. The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement. As a result of the 2004 Common Stock Transaction (as defined below), the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004. The Warrant B was then exercisable for 600,000 shares of Common Stock.

The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock. Defiante used its working capital to pay the exercise price.

On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share (the “2004 Common Stock Transaction”). Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the “2004 Warrant”) to purchase 263,158 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

Defiante exercised the 2004 Warrant on July 14, 2006, at an exercise price of $1.50 per share and received 263,158 shares of Common Stock. Defiante used its working capital to pay the exercise price.

On January 7, 2005, pursuant to a Purchase Agreement, dated as of January 7, 2005 between Issuer and Sigma Tau, Sigma Tau purchased 984,615 shares of Common Stock at $3.25 per share as part of a private placement. Sigma Tau used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 7, 2005, the Issuer issued to Sigma Tau warrants (the “2005 Warrants”) to purchase 246,154 shares of Common Stock exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from issuance of such Warrant through January 7, 2008.

On June 22, 2005, pursuant to Purchase Agreements dated as of June 22, 2005 (the “2005 Purchase Agreements”) between Issuer and each of Defiante, Inverlochy Consultodoria & Servicos L.d.A., which is indirectly wholly-owned by Claudio Cavazza (“Inverlochy”) and Chaumiere (together with Inverlochy and Defiante, the “Purchasers”), Defiante purchased 307,692 shares of Common Stock, Inverlochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock at $3.25 per share as part of a private placement. The Purchasers used working capital to purchase their shares. The 2005 Purchase Agreements provide that the Purchasers may not dispose of the shares for a five-year period (the “Holding Period”), that the Issuer, rather than the Purchasers, has all voting rights in respect of the shares during the Holding Period, and that the Issuer shall have the right to repurchase the shares within 30 days of the expiration of the Holding Period at a price of $5.00 per share, provided that the Issuer may only repurchase an amount of shares that would leave the Purchasers, when combined with all of their affiliates, with no less than 30.1% of the Issuer’s shares of Common Stock.

On August 1, 2005, pursuant to a Stock Purchase Agreement dated August 1, 2005 between Allan L. Goldstein and Chaumiere, Chaumiere purchased 110,000 shares of the Issuer’s Common Stock from the Seller at a purchase price of $3.20 per share.

On March 16, 2006, pursuant to Securities Purchase Agreements dated as of March 6, 2006 (the “March 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 731,850 shares of Common Stock, Inverlochy purchased 64,575 shares of Common Stock and Chaumiere purchased 64,575 shares of Common Stock for a cash purchase price of $2.81 per share in a registered direct offering. The Purchasers used working capital to purchase these shares. In consideration for the purchase of such shares, on March 16, 2006, the Issuer issued warrants (i) to Defiante to purchase 256,147 shares of Common Stock (the “Defiante March 2006 Warrant”), (ii) to Inverlochy to purchase 22,601 shares of Common Stock (the “Inverlochy March 2006 Warrant”) and (iii) to Chaumiere to purchase 22,601 shares of Common Stock (the “Chaumiere March 2006 Warrant”), in each case exercisable at a price of $4.06 per share, in whole or in part, at any time and from time to time from September 16, 2006 through March 16, 2011.

On May 26, 2006, pursuant to a Securities Purchase Agreement dated as of March 26, 2006 between J.J. Finklestein and Chaumiere, Chaumiere purchased in a private transaction 125,000 shares of Common Stock at a price of $2.80 per share. Chaumiere used its working capital to purchase such shares.

On December 21, 2006, pursuant to Securities Purchase Agreements dated as of December 18, 2006 (the “December 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 833,333 shares of Common Stock, Inverlochy purchased 833,333 shares of Common Stock and Chaumiere purchased 833,333 shares of Common Stock for a cash purchase price of $1.80 per share in a private placement. The Purchasers used working capital to purchase these shares. In consideration for the purchase of such shares, on December 21, 2006, the Issuer issued war-

rants (i) to Defiante to purchase 333,333 shares of Common Stock (the “Defiante December 2006 Warrant”), (ii) to Inverlochy to purchase 333,333 shares of Common Stock (the “Inverlochy December 2006 Warrant”) and (iii) to Chaumiere to purchase 333,333 shares of Common Stock (the “Chaumiere December 2006 Warrant” and, together with the Defiante December 2006 Warrant and the Inverlochy December 2006 Warrant, the “December 2006 Warrants”), in each case exercisable at a price of $2.75 per share, in whole or in part, at any time and from time to time from December 21, 2006 through December 21, 2011.

Item 4	.Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5	.Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Sigma Tau is the beneficial owner of 13,831,434 shares of Common Stock representing 29.5% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006, plus 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants, 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant).

Defiante is the beneficial owner of 12,600,665 shares of Common Stock representing 27.0% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006, plus 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant).

Paolo Cavazza is the beneficial owner of 16,243,353 shares of Common Stock representing 34.4% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006, plus 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants, 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant, 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant).

Claudio Cavazza is the beneficial owner of 15,392,968 shares of Common Stock representing 32.6% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006, plus 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants, 256,147 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant, 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant).

Chaumiere is the beneficial owner of 2,411,919 shares of Common Stock representing 5.2% (based on 40,746,476 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended with the Securities and Exchange Commission on November 13, 2006, plus 5,305,557 shares of Common Stock issued by the Company pursuant to its private placement on December 21, 2006, plus 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant).

(b)  The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 13,831,434. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 13,831,434.

The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 12,600,665. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 12,600,665.

The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 16,243,353. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 16,243,353.

The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Claudio

Cavazza shares the power to vote or direct the vote is 15,392,968. The number of shares of Common Stock as to which Claudio Cavazza has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Claudio Cavazza shares the power to dispose or direct the disposition is 15,392,968.

The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 2,411,919. The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 2,411,919.

(c)  On December 21, 2006, Defiante purchased 833,333 shares of Common Stock, Inverlochy purchased 833,333 shares of Common Stock and Chaumiere purchased 833,333 shares of Common Stock in a private placement for a cash purchase price of $1.80 per share. In consideration for the purchase of such shares, on December 21, 2006, the Issuer issued warrants (i) to Defiante to purchase 333,333 shares of Common Stock, (ii) to Inverlochy to purchase 333,333 shares of Common Stock and (iii) to Chaumiere to purchase 333,333 shares, in each case exercisable at a price of $2.75 per share, subject to anti-dilution adjustment, in whole or in part, at any time and from time to time from December 21, 2006 through December 21, 2011.

(d)  N/A.

(e)  N/A

Item 6	.Contracts, Arrangements, Understanding or

Relationships with Respect to Securities of the Issuer.

Item 6 is hereby restated in its entirety as follows:

Pursuant to the December 2006 Purchase Agreements, the Issuer and the Purchasers entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to file a registration statement covering the shares of Common Stock sold pursuant to the December 2006 Purchase Agreements and the shares of Common Stock issuable upon exercise of the December 2006 Warrants.

Except as otherwise set forth in Items 3 and 4 and this Item 6 of this Schedule 13D, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7	.Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1. Joint Filing Agreement

2. Power of Attorney (Sigma Tau).1

3. Power of Attorney (Defiante).2

4. Power of Attorney (Claudio Cavazza).3

5 Power of Attorney (Paolo Cavazza).4

6. Power of Attorney (Chaumiere).

7. Warrant Agreement dated as of January 7, 2005 between Issuer and Sigma Tau.5

8. Form of Stock Purchase Agreement dated as of June 22, 2005.6

9. Form of Securities Purchase Agreement dated as of March 6, 2006.7

10. Form of Warrant.8

1  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
2  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
3  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
4  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
5  Incorporated by reference to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on January 19, 2005.
6  Incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on June 23, 2005.
7  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.
8  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

Footnote continued on next page.

11. Form of Securities Purchase Agreement dated as of December 15, 2006.9

12. Form of Warrant.10

Footnote continued from previous page.

9  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.
10  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date: January 2, 2007

SIGMA-TAU FINANZIARIA S.P.A.

By:  /s/Maurizio Terenzi
        Name:  Maurizio Terenzi
        Title:   Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.d.a. is true, complete and correct.

Date: January 2, 2007

DEFIANTE FARMACEUTICA L.D.A.

By:  /s/Maurizio Terenzi
        Name:  Maurizio Terenzi
        Title:   Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date January 2, 2007

PAOLO CAVAZZA

By:  /s/Maurizio Terenzi
        Name:  Maurizio Terenzi
        Title:   Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Date: January 2, 2007

CLAUDIO CAVAZZA

By:  /s/Maurizio Terenzi
        Name:  Maurizio Terenzi
        Title:   Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere-Consultadoria & Servicos SDC Unipessoal LDA is true, complete and correct.

Date: January 2, 2007

CHAUMIERE-CONSULTADORIA & SERVICOS SDC UNIPESSOAL LDA

By:  /s/Maurizio Terenzi
        Name:  Maurizio Terenzi
        Title:    Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Sigma Tau Finanziaria SpA

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. M. Artali, M. Cerrina Feroni, E. Cavazza, V. Ripa di Meana and P. Belletti) of Sigma Tau are set forth below:

1.	(a) Claudio Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) President, and (d) Italy.

2.	(a) Emilio Platè, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy 00144, (c) Vice President, and (d) Italy.

3.	(a) Mauro Bove, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Chief Business Development Officer, and (d) Italy.

4.	(a) Antonio Nicolai, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Managing Director, and (d) Italy.

5.	(a) Maurizio Terenzi, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Chief Financial Officer, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. C. Cavazza, Artali, Platè, Bove, Nicolai and Terenzi) of Sigma Tau are set forth below:

1.	(a) Enrico Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, (c) Executive, Sigma-Tau Industrie Farmaceutica SpA, and (d) Italy.

2.	(a) Vittorio Ripa di Meana, (b) Piazza dei Caprettari n. 70, Rome, Italy 00186, (c) lawyer, Studio Ripa di Meana, and (d) Italy.

3.             (a) Piero Belletti, (b) Viale Shakespeare n. 47, Rome, Italy 00144, (c) consultant, and (d) Italy.

4.             (a) Mario Artali, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Executive, and (d) Italy.

5.	(a) Marco Cerrina Feroni, (b) Piazza Paolo Ferrari 10, Milano, Italy 20121, (c) Executive and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma Tau are set forth below:

1.	(a) Claudio Cavazza, (b) Pontina Km. 30,400, Pomezia (Rome), Italy 00040, (c) President, Sigma Tau, and (d) Italy.

2.                 (a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma Tau, Aptafin SpA and Esseti S.A., and (d) Italy.

Claudio Cavazza directly and indirectly owns 57% of Sigma Tau and Paolo Cavazza directly and indirectly owns 38% of Sigma Tau. Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.

Defiante Farmaceutica L.d.a

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Paolo Viegas and Quintas and Ms. Arruda Jardim Fernandes) of Defiante are set forth below:

1. (a) Antonio Nicolai, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) General Manager, Sigma Tau Finanziaria SpA and (d) Italy.

2. (a) Raffaele Sanguigni, (b) Via Pontina km. 30,400, Pomezia, Rome, Italy 00040, (c) Manager- Corporate Logistics, License Operations & Purchasing,  Sigma Tau Farmaceutiche Riunite SpA, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Nicolai and Sanguigni) of Defiante are set forth below:

1. (a) Paolo Alexandre da Mota Viegas, (b) Rua dos Tanueiros, 12-2 e 3-9000 Funchal, Madeira, Portugal, (c) general manager of Defiante, and (d) Portugal.

2. (a) Pedro Moreira da Cruz Quintas, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

3. (a) Carla Emanuel Arruda Jardim Fernandes, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

Chaumiere-Consultadoria & Servicos SDC Unipessoal

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Chaumiere are set forth below:

1. (a) Roberto Carlos de Castro Abreu, (b) Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal, (c) business consultant and (d) Portugal.

2. (a) João Josè de Freitas Rodrigues, (b) Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal, (c) business consultant and (d) Portugal.

EXHIBIT INDEX

1. Joint Filing Agreement

2. Power of Attorney (Sigma Tau).11

3. Power of Attorney (Defiante).12

4. Power of Attorney (Claudio Cavazza).13

5 Power of Attorney (Paolo Cavazza).14

6. Power of Attorney (Chaumiere).

7. Warrant Agreement dated as of January 7, 2005 between Issuer and Sigma Tau.15

8. Form of Stock Purchase Agreement dated as of June 22, 2005.16

9. Form of Securities Purchase Agreement dated as of March 6, 2006.17

10. Form of Warrant.18

11  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
12  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
13  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
14  Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.
15  Incorporated by reference to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on January 19, 2005.
16  Incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on June 23, 2005.
17  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.
18  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

11. Form of Securities Purchase Agreement dated as of December 15, 2006.19

12. Form of Warrant.20

Footnote continued from previous page.

19  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.
20  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended and restated statement on Schedule 13D with respect to the Common Stock of RegeneRx Biopharmaceuticals, Inc. dated as of January 2, 2007 is, and any amendments thereto signed by such of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: January 2, 2007 SIGMA TAU FINANZIARIA SPA

By: /s/Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

Dated: January 2, 2007 DEFIANTE FARMACEUTICA L.D.A.

By: /s/Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

Dated: January 2, 2007 PAOLO CAVAZZA

By: /s/Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

Dated: January 2, 2007 CLAUDIO CAVAZZA

By: /s/Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

Dated: January 2, 2007 CHAUMIERE-CONSULTADORIA SERVICOS SDC UNIPESSOAL LDA

By: /s/Maurizio Terenzi
       Name: Maurizio Terenzi
       Title:   Attorney-in-fact

EXHIBIT 6

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 21st day of June, 2005.

CHAUMIERE-CONSULTADORIA & SERVICOS, SOCIEDADE UNIPESSOAL, LDA

By: /s/ Roberto Carlos de Castro Abreu
      Name: Roberto Carlos de Castro Abreu
      Title:   Director